SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company)
HEARST-ARGYLE TELEVISION, INC.
(Name of Person(s) Filing Statement)
Series A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
422317 10 7
(CUSIP Number of Class of Securities)
Jonathan C. Mintzer, Esq.
Vice President, General Counsel and Corporate Secretary
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019
(212) 887-6800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Charles I. Cogut, Esq.
Sean D. Rodgers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 4. The Solicitation or Recommendation
ITEM 8. Additional Information
SIGNATURE

          This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 4, 2009 (as amended and supplemented, the “Statement”) with the Securities and Exchange Commission (the “SEC”) by Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle” or the “Company”), relating to the tender offer (the “Offer”) by Hearst Broadcasting, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of The Hearst Corporation, to purchase all of the outstanding shares of Series A Common Stock of the Company, par value $0.01 per share (the “Series A Shares”) not owned by Hearst Broadcasting, Inc. at a price of $4.50 per Series A Share, net to the seller in cash (the “Offer Price”). The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal contained in the Tender Offer Statement on Schedule TO initially filed by The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and Hearst-Argyle on May 4, 2009, as amended by Amendment No. 1 filed by The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc. on May 20, 2009 (as amended or supplemented from time to time, the “Schedule TO”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Statement.
ITEM 4. The Solicitation or Recommendation
Item 4 is hereby revised and supplemented as follows:
The following replaces the first paragraph under the heading “Position of the Special Committee”:
          At a meeting held on May 3, 2009, the Special Committee unanimously determined, on behalf of the Company, that the Offer is fair to the stockholders of the Company unaffiliated with Hearst. Accordingly, the Special Committee unanimously recommends, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their Series A Shares pursuant to the Offer.
The following replaces the last sentence of the last paragraph under the heading “Background of the Offer”:
          At the conclusion of the meeting, after confirming the various reasons for the position discussed below, the Special Committee unanimously determined that the Offer is fair to the stockholders of the Company unaffiliated with Hearst, and resolved to recommend that the Company’s stockholders accept the Offer and tender their Series A Shares pursuant to the Offer.
The following sentence is added at the end of the fifth paragraph under the heading “Reasons for the Position – Supportive Factors”:
          In addition, the Special Committee considered the going concern value of the Company through its consideration of the discounted cash flow analysis performed by Morgan Stanley, which is discussed in more detail under “—Opinion and Presentation of Financial Advisor to the Special Committee.”
The following replaces the seventh paragraph under the heading “Reasons for the Position – Supportive Factors”:
          Controlled Company Status and Lack of Strategic Alternatives. The Special Committee took into account the fact that Hearst currently owns approximately 82% of the outstanding Series A Shares (assuming conversion of Series B Shares owned by Hearst), that Hearst has stated it is not interested in selling any of the Series A Shares beneficially owned by it and that Hearst has stated its desire to continue to conduct the business of the Company as a subsidiary of Hearst. In addition, the Special Committee is not aware of any firm offers made by third parties (other than Hearst and its affiliates) to acquire the Company during the past two years. Accordingly, the Special Committee concluded that the sale of the Company to a third party or causing a sale of a substantial portion, in a liquidation, break-up or similar transaction, of the Company’s assets were not feasible alternatives to the Offer. Consequently, the Special Committee considered a transaction with Hearst or continuing the Company as a publicly-traded company, with Hearst remaining as controlling stockholder, as the only practical alternatives available.

The following subsection is added before “Reasons for the Position – Matters Not Considered in Determining Fairness of the Offer”:
Process and Procedural Fairness
          The Special Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the transaction and to permit the Special Committee to represent effectively the interests of the stockholders of the Company unaffiliated with Hearst, including the following:
•	the Special Committee consists solely of directors who are not affiliated with Hearst;
•	the Special Committee retained and was advised by independent financial and legal advisors;
•	in retaining its advisors, the Special Committee took into account the possibility of potential conflicts of interest;
•	the Special Committee was aware that it had no obligation to recommend a transaction to the Company’s stockholders unaffiliated with Hearst;
•	the Special Committee acted diligently in discharging its responsibilities and was provided with access to the Company’s management, both directly and in connection with the due diligence conducted by its advisors; and
•	the existence of the Minimum Tender Condition, which cannot be waived by Hearst.
          In light of the mandate of the Special Committee with respect to the Offer and the retention of advisors to assist the Special Committee, a majority of directors who are not employees of the Company did not (i) retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the transaction or (ii) make a determination as to whether or not to approve the Offer. The Special Committee does not view the absence of such actions as affecting its determination that sufficient procedural safeguards were and are present to ensure the fairness of the transaction.
The following paragraph is added after the end of the first paragraph under the heading “Projections Prepared by Certain Members of Management of the Company” immediately following the summary of the Hearst-Argyle Management Sensitivity Case Projections:
          The base case and sensitivity case projections prepared by Company management reflect the range of the Company’s expectations for performance for the years 2009-2013. The Company benefits from political and Olympic advertising in even-numbered years. Given current economic recessionary conditions and trends in advertising spending, the Company projected a decline in 2009 total revenues of 11.0% in the base case and 17.3% in the sensitivity case, with a gradual recovery in the economy and therefore a gradual increase in total revenues, taking into account the even-odd year dynamic, through 2013. The primary components of total revenues are net advertising sales, retransmission consent fees, net digital media revenue, network compensation and other revenues. Because each of the base and sensitivity cases assumes the same increases in retransmission consent fees, net digital media revenue and other revenues and the elimination of network compensation revenues in 2010, the variability of net advertising sales led to the two different sets of projections. Net advertising sales, the largest component of total revenues, is highly dependent on economic conditions. The current recession has significantly impacted the automobile industry, which historically has been our largest advertising category. Given the current recessionary conditions and accompanying declines in advertising spending across the markets in which the Company operates, the Company projected a net advertising sales decline for 2009 of 16.1% in the base case, and of 23.3% in the sensitivity case, with modest recovery assumptions through 2013 that the recession will end during the period, the automobile industry will gradually recover and advertising sales will increase. Thus, while discretionary operating expense reductions at both the stations and corporate headquarters were assumed to be modestly higher in the sensitivity case, the variability and range of the decline in net advertising sales (rather than a reduction in expenses) in 2009 is the primary difference between the two sets of projections.
          Management’s assumptions were based on the best information available at the time, including current expectations and projections about future events. Such assumptions involve risks and uncertainties, and are subject to change based on various important factors, including but not limited to changes in the economy, the automobile industry’s recovery and changes in advertising trends. Therefore, management assumptions are materially limited by the foregoing and, as a result, actual results may differ from management’s projections.

ITEM 8. Additional Information
Item 8 is hereby revised and supplemented as follows:
The following section is added before “Provisions for Unaffiliated Security Holders”:
Certain Effects of the Offer and the Merger
          As described elsewhere in this Statement, Hearst has stated that if the Offer is completed, it will convert its Series B Shares into Series A Shares promptly after it purchases the Series A Shares tendered in the Offer. When it does so, it expects it will own at least 90% of the outstanding Series A Shares and on that basis, will be entitled to, and will, as soon as reasonably practicable, complete the Merger pursuant to the short-form merger statute of the DGCL. After the Merger, the Company would be a wholly-owned subsidiary of Hearst, and a privately-held corporation. Accordingly, former stockholders (other than Hearst) would cease to participate in the future earnings or growth, if any, of the Company after the Offer and the Merger are completed. Similarly, former stockholders (other than Hearst) would not face the risk of future losses generated by the Company’s operations, if any, or a decline in value of the Company, if any, after the Offer and the Merger are completed.
          As Hearst has noted in the Offer to Purchase, the receipt of the Offer Price for Series A Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Certain material U.S. federal income tax consequences are described more fully in the Offer to Purchase under “The Offer – Section 5. Material U.S. Federal Income Tax Consequences.”
          In addition, further information regarding the effects of the Offer and the Merger is included in “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation,” this Item 8 under “—Merger” and “—Appraisal Rights” and in the Offer to Purchase under “Special Factors – Section 9. Effects of the Offer and the Merger” and “The Offer – Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST-ARGYLE TELEVISION, INC.
By:	/s/ David J. Barrett
	Name:	David J. Barrett
	Title:	President and Chief Executive Officer

Dated: May 20, 2009